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April 18, 2007	FILE NO: 68748.000002

VIA EDGAR

Ms. Pamela A. Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 205490-7010

Re:	FBR Capital Markets Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed April 5, 2007
File No. 333-138824

Dear Ms. Long:

As counsel to FBR Capital Markets Corporation, a Virginia corporation (the “Company” or “FBR Capital Markets”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your comment letter dated April 12, 2007, which relates to Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (File No. 333-138824) (the “Registration Statement”).

For convenience of reference, the Staff comment contained in your comment letter dated April 12, 2007 is reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Nudrat Salik, Rufus Decker, Brigitte Lippmann and Lesli Sheppard a courtesy copy of this letter. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Pamela A. Long, Assistant Director

April 18, 2007

Financial Statements

Note 14. Segment Information, page F-33.

1.	We note your response to comment 15 in our letter dated March 23, 2007. Please address the following regarding your business unit financial information, which appears to be provided on the reports titled “CMC Mgmt Rpt:”

•

On a monthly basis financial information for business units, including investment banking and principal investing, is prepared. This information provides detailed financial results for each business unit, which begins with revenue and ends with the net income (loss) before taxes line item. This information is given to the CODM on a monthly basis as well as to the Board of Directors on a quarterly basis. Given the extensive amount of discrete financial information your CODM receives at the business unit levels on a regular basis, we have difficulty overcoming the presumption that the CODM is using this financial information for making resource allocation decisions and assessing performance. In this regard, please further advise how you determined each of these business units does not meet the definition of an operating segment pursuant to paragraph 10 of SFAS 131. If after further consideration you determine that these units do represent operating segments, please demonstrate how you determined it was appropriate to aggregate them into three reportable segments in accordance with paragraph 17 of SFAS 131; and

•

Please provide us with a description of each column included on the business unit financial information reports, and help us understand how each column rolls into your three reportable segments as well as your consolidated financial statements.

Response: The Company acknowledges the Staff’s comment. Although the Company has internal reporting that includes revenues and expenses by business unit (certain of these business units are only cost centers and do not generate revenues and therefore could not be considered operating segments), the individual business units do not meet the definition of an operating segment as set forth in paragraph 10 of the SFAS 131, because the Chief Operating Decision Maker (“CODM”) does not make decisions, allocate resources and assess performance at the business unit level.

Ms. Pamela A. Long, Assistant Director

April 18, 2007

Overview

The Company is a brokerage and asset management financial services company organized and managed around three distinct operating and reporting segments, each with a segment manager who is overseen by the Office of the Chief Executive, representing the Company’s CODM. The Company’s operating and reporting segments are:

•	Capital Markets
•	Asset Management
•	Principal Investing

The Capital Markets segment is organized around similar clients and customer classes, products, markets, industry sectors and distribution channels. The Capital Markets segment is an integrated delivery of capital raising, financial advisory services, institutional sales and trading and research products and services to the Company’s clients. The success and profitability of this segment is driven by the Company’s level of capital raising and sales commissions related to primary and secondary sales of securities and the Company’s level of financial advisory services and related fees. The Asset Management segment focuses on the Company’s investment management services for clients and providing investing opportunities for clients in mutual funds, alternative investments and separately managed portfolios. The Asset Management segment represents the Company’s fee based revenues on assets under management and its incentive fees earned on the performance of the underlying products. The success and profitability of this segment is based upon the fees earned on the level of assets under management and the overall incentive fees earned on the performance of the underlying investments. The Principal Investing segment is organized around the Company’s invested capital to earn a risk adjusted rate of return for the Company. The Company allocates capital to this segment to earn an appropriate risk adjusted return on various types of investments (equity securities, private placements, liquid capital and fixed income debt instruments (primarily mortgage-backed securities and U.S. treasury securities)). Additionally, the Capital Markets and Asset Management segments operate in separate and very distinct regulatory environments.

More information on these segments and the business is described in each segment discussion below.

Ms. Pamela A. Long, Assistant Director

April 18, 2007

The Company’s CODM

The Company’s CODM as discussed above is the Office of The Chief Executive, comprised of three senior officers of the Company: Eric Billings—Chief Executive Officer, Rock Tonkel—President and Chief Operating Officer of FBR Group and Rick Hendrix—President and Chief Operating Officer of the Company. Both Rock Tonkel and Rick Hendrix report to Eric Billings—Chief Executive Officer of both FBR Group and the Company. These three individuals working together as a group, subject to the oversight of the Board of Directors, set the strategic direction of the Company, establish long range and annual financial and operating performance goals for the Company, determine capital spending for the Company for both internal capital spending and acquisitions, and make key decisions regarding key executive staffing and planning for the Company. In setting the strategic direction of the Company, the CODM reviews performance and allocates resources and capital around the three segments identified: Capital Markets, Asset Management, and Principal Investing. The CODM is the interface for shareholders and the investment community. The Company is structured such that each of these operating and reporting segments has a segment manager that reports to the CODM. The CODM periodically meets with the operating segment manager to assess the overall performance of the operating segment and to make strategic decisions. The role of the segment manager is to oversee the business units within the segment and implement the strategic decisions of the CODM. The CODM also periodically reviews operating data for the operating segments and the business units and departments within the operating segments as part of its supervisory function with respect to the segment managers and business unit leaders to confirm that the decisions being made by the segment managers and business unit leaders within the three operating segments are consistent with the Company’s overall strategic direction and in the Company’s best interest.

For example in the Capital Markets segment, which is the largest operating segment, resource allocations and overall profitability and performance assessments are based upon information reported for the consolidated Capital Markets segment. The individual business unit financial information is not relevant to or used by the CODM for making resource allocation decisions or assessing performance. For instance:

•	A strategic decision by the CODM to enter or exit an industry sector such as health care, technology or consumer product services, is made and assessed at the Capital

Ms. Pamela A. Long, Assistant Director

April 18, 2007

Markets segment level and the impact to any one of the business units within Capital Markets is not considered relevant or meaningful in making that resource allocation decision. If the CODM decides to enter or exit a sector for Capital Markets, the segment manager or the business unit leaders would be responsible for determining the resources to be added or removed in each of the business units (research, sales, trading and investment banking). The resource allocation decision by the CODM is not influenced by the results of the individual business units due to the integrated services the business units within the Capital Markets operating segment deliver to the Company’s clients. The overall impact of the decision to the Capital Markets operating segment would be the primary consideration and the evaluation of the results of that decision would be made at the Capital Markets operating segment level. Due to the integrated provision of services by the business units, resource allocation decisions of this strategic nature would not be made at the business unit level. What impact this strategic decision has on a specific business unit is not considered or reviewed in making the decision. As stated above, the business unit leaders, in conjunction with the segment manager, would assess the resource requirements, which would be considered by the CODM on a consolidated Capital Markets basis.

•

Based on the nature and organization of the Company’s capital markets business and the interdependency of the business units within the Capital Markets operating segment, the CODM assesses and manages the profitability and performance at the Capital Markets operating segment level. Breakeven analysis is assessed and if cost containment is needed to manage the profitability of the Capital Markets operating segment, the costs in business units would be reviewed by the segment manager to determine where costs could be cut to achieve the targeted profitability at the Capital Markets operating segment level, irrespective of the impact on any one business unit. The profitability of an individual business unit is not a relevant measure in making decisions. The CODM would not review and determine what costs to cut in a particular business unit. However, a business unit leader would make these cost-cutting decisions. The CODM is focused on the total cost management of the Capital Markets operating segment as a whole.

•

From an overall budgeting process, the budgets are developed from the bottom up by the business unit leaders and the segment managers. These budgets are rolled up from the detail units through a centralized budget process. The CODM does not

Ms. Pamela A. Long, Assistant Director

April 18, 2007

review budgets at a detail business unit level, but at the consolidated operating segment level and Company level as a whole. To the extent that the consolidated budgeted results are not in line with the CODM’s expectations, the segment managers, in conjunction with the business unit leaders, are directed to reassess the budgets to meet the profitability targets for each operating segment that is established by the CODM.

Capital Markets

The Capital Markets operating and reporting segment is comprised of four interdependent business units, including investment banking, research, sales and trading. The segment manager for the Capital Markets segment is Mr. Richard Hendrix, President and Chief Operating Officer of the Company as well as a member of the group that functions as the Company’s CODM. Each of the business units within the Capital Markets operating segment has a business unit leader who reports up to Mr. Hendrix. The business unit leaders use the information for each of their respective business units to monitor performance and variances to budgets. The combined financial results of these four business units are used by the CODM to assess the overall performance and profitability of the segment and to allocate resources to the segment. As discussed above, resource allocation decisions and assessments of performance are made by the CODM on the basis of past and expected financial performance of the capital markets operating segment as a whole, not on the basis of the financial performance of each individual business unit. For example, a decision within the Capital Markets segment to enter an industry sector would be based on the effects of the decision across investment banking, research, sales and trading business units on an overall basis. Accordingly, the Company has determined that Capital Markets is an operating segment.

While it is true that business unit financial information is included in the reports titled “CMC Mgmt Rpt” (the “Management Report”), that business unit financial information is incomplete in that it does not include various revenue and cost elements and/or allocations within the business units and therefore does not accurately reflect the true economic operating results of those business units. By its very nature, the business unit financial information contained in the Management Report does not contain enough information on which to assess performance and allocate resources on the business unit level. The sole purpose for including the business unit financial information in the Management Report is to give the CODM visibility into the fixed and variable costs associated with

Ms. Pamela A. Long, Assistant Director

April 18, 2007

each such business unit as part of the CODM’s supervisory function with respect to the segment managers and business unit leaders to confirm that operating decisions being made by the segment managers and business unit leaders within the operating segments are consistent with the Company’s overall strategic direction and in the Company’s best interest.

The Company has taken this approach because of the interdependence of the business units and the CODMs’ reliance on financial information at the Capital Markets operating segment level to set the strategic direction of the Company’s capital markets business. For example, if the healthcare sector within investment banking business unit was not performing in accordance with expectations of the investment banking business unit leader, the investment banking business unit leader does not have authority to re-allocate or eliminate resources or exit the healthcare sector because such a decision would impact the research, sales and trading business units as these resources are shared among the business units but the costs are not fully allocated to each individual business. Such a resource allocation decision would be made by the segment manager at the Capital Markets operating segment level and not at the business unit level.

Asset Management

The Company’s asset management activities consist of management of pooled investment vehicles, including private investment partnerships and mutual funds as well as private wealth advisory services. The segment manager for the asset management segment is Mr. Edward Wheeler, President and Chief Operating Officer of FBR Investment Management, Inc. (FBRIM) and Head of FBR Asset Management Group. The Asset Management operating and reporting segment is comprised of three business units: (1) alternative asset management , representing management of private investment partnerships, (2) mutual funds, representing mutual fund management activities and (3) private wealth management, representing the asset management services provided to high net worth individuals, including access to the Company’s proprietary asset management products. There is a business unit leader for each of the business units and these business unit leaders report up to Mr. Wheeler. The business unit leaders use the information for each of their respective business units to monitor performance and variances to budgets.

Ms. Pamela A. Long, Assistant Director

April 18, 2007

Similar to the Capital Markets operating segment, the combined financial results of these three business units are used by the CODM to assess profitability and performance and to allocate resources.

Principal Investing

The Principal Investing operating and reporting segment, which was initiated during the fourth quarter of 2006, includes the Company’s merchant banking investments, investment in hedge and venture funds and investments in highly liquid securities. The segment manager for the principal investing segment is Mr. Brian Bowers, Chief Investment Officer of the Company. As of the first quarter of 2007, the Principal Investing operating and reporting segment is comprised of two business units: (1) merchant banking and (2) proprietary trading. There is a business unit leader for each of the business units and these business unit leaders report up to Mr. Bowers. The business unit leaders use the information for each of their respective business units to monitor performance and variances to budgets. In addition, as specified on The Management Report, principal investing also includes investments of liquid capital, representing short term investments in highly liquid securities.

Similar to Capital Markets and Asset Management operating segments, the combined financial results of the two business units and liquid capital are used by the CODM to assess profitability and performance and to allocate resources.

Internal Reporting Structure

As requested by the Staff, the Company is providing a description of each column included on the business unit financial information reports included in the Management Report, which is attached hereto as Appendix I, to assist the Staff in understanding how each column rolls into the Company’s three reportable segments as well as its consolidated financial statements.

The internal management reporting structure that is the basis for segment disclosures encompasses a department roll-up approach that combines departments into business units based on management authority and responsibility. The top level business units are in turn rolled up into operating segments which may also represent reportable segments of the business. Each of the three operating segments, Capital Markets, Asset Management and Principal Investing, has a segment manager that reports to the CODM. The individual business units represent pieces of an operating segment of the

Ms. Pamela A. Long, Assistant Director

April 18, 2007

business, but on a stand-alone basis are merely the combination of a management hierarchy of business activities. For example within Capital Markets:

•

Investment Banking. The investment banking business unit includes all elements of primary underwriting revenue (management fee, underwriting fee and sales concession), management and advisory fees and reimbursed expenses. Similarly, the variable expenses include all elements of variable compensation including bankers’ pools and research pools, as well as broker and trader commissions. Investment banking deal expenses are also included in variable expenses. In addition, the fixed expenses of the investment banking business unit are included. However, an allocation of the fixed costs of the sales, trading and research departments, which are integral to the operation of the investment banking business unit, are not included, which results in a distorted view of true economic profitability of the business.

•

Research. The research business unit cost-center includes the fixed expenses of the research departments, but none of the variable compensation costs, which are recorded in the investment banking and sales business units.

•

Sales. The sales business unit includes the revenues from all secondary trading only and excludes revenues from investment banking transactions sold by the sales force. However, the variable expenses include all elements of broker, trader and research variable compensation (except for variable compensation directly related to an investment banking offering), not just the expense associated with secondary trading. In addition, no allocation of the fixed costs of the research and trading departments are included. As noted, the sales concession on investment banking revenues and the associated broker commissions are not included, again resulting in a distorted view of the true economic profitability of the business.

•

Trading. The trading business unit cost-center includes the fixed expenses of the trading departments, but none of the variable compensation costs, which are recorded in the investment banking and sales business units.

The business units included within Asset Management and Principal Investing are described in the segment discussion above.

In addition, the Management Report specifies shared services costs, allocation centers and executive/holding company. These costs are allocated at the reporting segment

Ms. Pamela A. Long, Assistant Director

April 18, 2007

level in order to generate the segment disclosures included in Note 14 to the Company’s financial statements included in the Registration Statement.

Operating Segment Analysis

As requested by the Staff, the Company is providing the Staff with the Company’s analysis of how the investment banking, research, sales and trading business units do not meet the definition of an operating segment pursuant to paragraph 10 of SFAS 131.

•

Investment Banking. The investment banking business unit does not represent an operating segment because resource allocations are made on the Capital Markets operating segment level, not at this business unit level. For example, the investment banking business unit leader does not have the authority to re-allocate healthcare sector resources because it would also affect the healthcare sector coverage in research, sales and trading. In addition, profitability performance cannot be assessed at the investment banking business unit level because fixed research and trading costs are not included in the business unit’s results.

•

Research. The research business unit does not represent an operating segment because resource allocations are made on the Capital Markets operating segment level, not at this business unit cost-center level. For example, the research business unit head does not have the authority to re-allocate or eliminate healthcare sector resources or exit the sector because it would also affect the healthcare sector coverage in investment banking, sales and trading and the Capital Markets operating segment as a whole. In addition, profitability and performance cannot be assessed because variable costs are not included in the business unit’s results. Research represents a functional department that supports the entire Capital Markets operating segment. Variable compensation for the research business unit is determined based on both institutional brokerage and investment banking revenues, and is included in the results of the sales and investment banking business units.

•

Sales. The sales business unit does not represent an operating segment because resource allocations are made on the Capital Markets operating segment level, not at this business unit level. For example, the sales business unit leader does not have the authority to re-allocate or eliminate healthcare sector department activities or exit the sector because it would also affect the healthcare sector departments in investment banking, research and trading and the Capital Markets operating

Ms. Pamela A. Long, Assistant Director

April 18, 2007

segment as a whole. In addition, profitability and performance cannot be assessed because fixed research and trading costs are not included in the business unit’s results. Variable compensation for the sales brokers is determined based on both institutional brokerage and investment banking revenues, however, this is not the case for the business unit.

•

Trading. The trading business unit does not represent an operating segment because resource allocations are made on the Capital Markets operating segment level, not at this business unit cost-center level. For example, the trading business unit leader does not have the authority to re-allocate or eliminate healthcare sector department activities or exit the sector because it would also affect the healthcare sector departments in investment banking, sales and research and the Capital Markets operating segment as a whole. In addition, performance cannot be assessed because variable costs are not included in the business unit’s results. Trading represents a functional department that supports the entire Capital Markets operating segment. Variable compensation for this business unit is determined based on both institutional brokerage and investment banking revenues, and is included in the results of the sales and investment banking business units.

External Reporting Structure

As discussed above, the CODM assesses performance and makes resource allocation decisions at the operating segment level. In addition, the business unit financial information included in the Management Report is incomplete in that it does not properly allocate various revenue and cost elements between the business units and therefore does not reflect the overall economic performance of those business units. The sole purpose for including the business unit information in the Management Report is to allow the CODM to assess the fixed and variable costs associated with each such business unit. The Company believes that the inclusion of the business unit information contained in the Management Report in any communication with investors would mislead investors about actual economic performance of each business unit and potentially could confuse an investor’s understanding of the Company’s overall capital markets business or other businesses.

In support of this analysis, the Company notes:

•	All of the external reporting communications regarding the Company’s operating segments are consistent with its management structure, the way it runs and views

Ms. Pamela A. Long, Assistant Director

April 18, 2007

the business, how it allocates resources and capital and how it assesses performance and profitability.

•

All external communications regarding the Company’s operating segments are made at the combined operating segment level because of the inter-dependence of the business units within an operating segment and the incomplete nature of each individual business unit’s economic profitability.

•	The Company’s review of other institutional brokerage companies confirms its conclusion that the general industry practice is to report Capital Markets as a reportable segment.

Conclusion

Based on the information outlined above, the Company believes that its identification of operating segments, based on the manner in which its CODM makes decisions about resource allocations to operating segments, and assesses performance of the operating segments, and the overall organizational and operational structure under which the Company is operated, is appropriate and is in accordance with paragraphs 10 to 15 of SFAS 131.

The Company believes that each of the Capital Markets, Asset Management and Principal Investing components (operating segments) of the Company meets the definition of an operating segment in paragraph 10 of SFAS 131, as:

•	Each of the Capital Markets, Asset Management and Principal Investing segments of the Company engages in business activities from which it earns revenues and incurs expenses.

•

Overall the Company’s strategic and operational decision-making by the Company’s CODM regarding assessments of performance and allocation of resources is made at the Capital Markets, Asset Management and Principal Investing segments.

•	Discrete financial information for each of the Capital Markets, Asset Management and Principal Investing is available.

Ms. Pamela A. Long, Assistant Director

April 18, 2007

In accordance with paragraph 16 of SFAS 131, the Company has determined that its reportable segments are the same as its operating segments. Therefore, no operating segments have been aggregated.

As you are aware, the Company was a newly formed Company in fiscal 2006 and the full Board of Directors was not operational until the first quarter of 2007. The Company’s internal reporting for management, including the CODM, and the Board of Directors is still in the process of evolving and materials have only been presented to the Board of Directors on a limited basis. The Company is still in the process of assessing what information will be presented to the Board of Directors on a regular basis in the future. Going forward, the Company plans to provide the Board of Directors with quarterly information on results consistent with its reporting segments for Capital Markets, Asset Management and Principal Investing. The information will include both actual results and a budget to actual analysis.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (804) 788-7366.

Sincerely,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Nudrat Salik
Rufus Decker
Brigitte Lippmann
Lesli Sheppard
William Ginivan

Appendix I

Description of Management Report Column Headings

Inv Bank. Column represents investment banking revenues, direct variable costs of investment banking revenue and fixed expenses associated with investment banking personnel.

Research. Column represents fixed expenses associated with research personnel.

Sales. Column represents commission and other revenues earned through sales transactions and the fixed expenses of the sales personnel.

Trading. Column represents trading gains/losses and other revenues earned through trading activities and the fixed expenses of the trading personnel.

Total S&T. Column is a sum of Sales and Trading above.

Sub-total Equity Cap Mkts. Column is a subtotal of Investment Banking, Research, Sales, and Trading.

ABS. Column represents investment banking revenues generated from asset-backed transactions, direct variable costs of investment banking revenue, and fixed expenses associated with ABS investment banking personnel.

ABS Ware. Column represents temporary warehouse lending provided to investment banking clients prior to completion of transaction.

Mort Trad. Column represents commissions, interest income, and trading gains/losses on mortgage trading portfolio.

Sub-Total Fix Inc Cap Mkt. Column is subtotal of ABS – Investment Banking, ABS Warehouse, and Mortgage Trading.

On-line. Not applicable.

Capital Markets. Column is total of all Investment Banking, Research, Sales, and Trading. Column represents Capital Markets amounts for segmenting reporting included in the notes to the financial statements.

Alt. Asst Mgmt. Column represents management fees and performance fees earned on management of venture funds and hedge funds and direct expenses of alternative asset management personnel.

Mut Funds. Column represents management fees earned on management of mutual funds and direct expenses of mutual fund personnel.

PWM. Column represents management fees and commissions earned on management of private wealth individuals and direct expenses of private wealth management personnel.

Capital Mgmt. Column is the total of Alternative Asset Management, Mutual Funds, and Private Wealth Management. Column represents Asset Management amounts for segmenting reporting included in the notes to the financial statements.

Liquid Capital. Column represents liquid capital available for investment in a portfolio.

Merch Bank. Column represents earnings/losses on merchant banking portfolio, limited partnerships, and other long-term investments.

Principal Investing. Column is the total of Liquid Capital and Merchant Banking. Column represents Principal Investing amounts for segmenting reporting included in the notes to the financial statements.

Shd Svcs. Column represents costs for back office personnel that are allocated to the revenue generating segments.

Allocation Centers. Column represents common costs of the entity, such as, rent, depreciation, conferences, and advertising that are allocated to cost centers based on various head count methodologies.

Exec/Hold. Column represents costs of executive personnel and costs of incurred by the holding company that are allocated to the revenue generating segments.

Total. Column is the total of all revenues and costs of the Company.